UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 24, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

24 March 2023
Barclays PLC

Notice of Annual General Meeting and establishment of Sustainability Committee

Notice of Annual General Meeting 2023

Barclays PLC ("Barclays") announces that its 2023 Annual General Meeting (the "2023 AGM") will be held on Wednesday 3 May 2023 at 11:00 am at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE and electronically on an online platform.

The following documents have been posted or made available to shareholders today:

1.    Notice of the 2023 AGM (the "AGM Notice"); and
2.    Proxy forms for the 2023 AGM.

The AGM Notice is also available online at home.barclays/agm.

In accordance with Listing Rule 9.6.1, copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at

https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Please monitor our website at home.barclays/agm for any announcements and updates on arrangements for the 2023 AGM. Any changes to the 2023 AGM arrangements will also be announced through the London Stock Exchange.

Board Sustainability Committee

Barclays announces the formation of a Board Sustainability Committee (the "Committee"). You can read more about the Committee and its remit in the AGM Notice.

The following directors have been appointed to the Committee with effect from 23 March 2023:

● Nigel Higgins as Chair of the Committee;

● C.S. Venkatakrishnan;

● Robert Berry;

● Dawn Fitzpatrick;

● Mary Francis;

● Brian Gilvary; and

● Julia Wilson.
- Ends -

For further information, please contact:

Investor Relations                                                                     Media Relations

Adam Strachan                 James Johnson                                 Jon Tracey
+1 212 526 8442               +44 (0) 207 116 7233                      +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.